Exhibit 99.1

For Immediate Release

NOVADAQ ANNOUNCES PROPOSED PUBLIC OFFERING OF COMMON SHARES

Toronto, Ontario—April 2, 2012 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (TSX: NDQ, NASDAQ: NVDQ), a developer of real-time medical imaging systems for use in the operating room, announced today that it has commenced an underwritten public offering of its common shares. The offering is being conducted in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than the Province of Quebec. The number of common shares to be issued and the price of each common share will be determined at the time of pricing the offering.

Piper Jaffray & Co. and Stifel Nicolaus Weisel will act as joint book-running managers for the offering. The Company expects to grant the underwriters participating in the offering a 30-day option to purchase up to an additional 15 percent of the number of common shares sold pursuant to the offering to cover over-allotments, if any. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The offering will be made only by means of the preliminary supplement and the accompanying short form base shelf prospectus. Copies of the preliminary supplement and the accompanying short form base shelf prospectus are available at www.sedar.com and www.sec.gov, respectively, and may be obtained upon request by contacting Piper Jaffray & Co. at 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by email prospectus@pjc.com, or by telephone at (800) 747-3924 or Stifel, Nicolaus & Company, Incorporated, at One Montgomery Street, Suite 3700, San Francisco, California 94104, or by telephone at (415) 364-2720.

About Novadaq Technologies Inc.

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical procedures are performed. The Company’s SPY® Imaging core technology enables surgeons to visualize blood flow in vessels, co-joined vessels and micro-vessels, and to assess the quality of blood perfusion in tissue, without exposing the patient to radiation. More than 50 peer-reviewed publications demonstrate that the use of SPY Imaging during complex surgery leads to fewer post-operative complications and lower hospital costs. The SPY Imaging System is

United States Food and Drug Administration (“FDA”) 510(k) cleared for use during a variety of open surgical applications. The endoscopic version of SPY, which is branded PINPOINT™, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. The majority of Novadaq’s current revenues come from alliances formed with leading companies in relevant markets in which SPY technology has been demonstrated to improve clinical outcomes in open, minimally invasive and robotic surgery applications. Novadaq’s first alliance integrates SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System offered by Intuitive Surgical®, Inc. The integrated system received FDA 510(k) clearance in February 2011. In September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgeries. In November 30, 2011, Novadaq signed exclusive, multi-year sales and marketing agreements with Kinetic Concepts, Inc., for wound care applications and extended its agreement with LifeCell for the commercialization of the SPY System into vascular surgery. In addition, the SPY Imaging System for cardiac applications is marketed directly, whereas the CO2 Heart Laser™ for TMR is distributed by MAQUET Cardiovascular. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: LifeCell™ Corporation is a business unit and trademark of Kinetic Concepts, Inc. Intuitive Surgical and da Vinci are registered trademarks of Intuitive Surgical

Investor and Media Relations Contacts

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com